Exhibit 99.1

Tarena International, Inc. Announces Third Quarter 2017 Results

Third Quarter Net Revenues up by 18.1% Year-Over-Year

Third Quarter Total Student Enrollments up by 17.5% Year-Over-Year

Third Quarter Student Enrollments in Kid Education Programs up by 582.5% Year-Over-Year

BEIJING, November 20, 2017 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•	Net revenues increased by 18.1% year-over-year to RMB568.2 million from RMB481.0 million in the same period in 2016.

•	Gross profit increased by 13.9% year-over-year to RMB410.0 million from RMB360.1 million in the same period in 2016.

•	Operating income was RMB94.5 million, compared to RMB113.8 million in the same period in 2016.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB114.8 million, compared to RMB127.1 million in the same period in 2016.

•	Net income was RMB97.0 million, compared to RMB120.3 million in the same period in 2016.

•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB117.3 million, compared to RMB133.6 million in the same period in 2016.

•	Basic and diluted net income per American Depositary Share ("ADS") were RMB1.69 and RMB1.62, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB2.04 and RMB1.96, respectively. Each ADS represents one Class A ordinary share.

•	The Company repurchased 1,221,550 Class A ordinary shares from the open market for an aggregate consideration of US$17.1 million in the third quarter of 2017.

•	Cash and time deposits totaled RMB1, 149.2 million as of September 30, 2017, compared to RMB1,286.1 million as of December 31, 2016.

•	Deferred revenue totaled RMB326.6 million as of September 30, 2017, compared to RMB266.1 million as of December 31, 2016, representing an increase of 22.7%.

•	Total course enrollments[1], defined as the cumulative number of courses enrolled in by our students, in the third quarter of 2017 increased by 9.9% year-over-year to 32,526.

•	Total student enrollments[2], defined as the total number of new students recruited and registered, in the third quarter of 2017 increased by 17.5% year-over-year to 36,220.

•	Total number of learning centers[3] increased to 179 as of September 30, 2017, from 145 as of December 31, 2016.

•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in the third quarter of 2017 increased by 582.5% year-over-year to 3,590.

First Nine Months2017 Highlights

•	Net revenues increased by 21.6% year-over-year to RMB1, 356.8 million from RMB1, 115.6 million in the same period in 2016.

•	Gross profit increased by 17.4% year-over-year to RMB927.2million from RMB789.9 million in the same period in 2016.

•	Operating income was RMB96.3 million, compared to RMB133.9 million in the same period in 2016.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB147.0 million, compared to RMB177.7 million in the same period in 2016.

•	Net income was RMB110.2 million, compared to RMB139.1million in the same period in 2016.

•	Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, was RMB160.9 million, compared to RMB195.8million in the same period in 2016.

•	Basic and diluted net income per American Depositary Share (“ADS”) were RMB1.93 and RMB1.84, respectively. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB2.82 and RMB2.69, respectively.

•	Total course enrollments[4] during the first nine months of 2017 increased by 14.3% year-over-year to 85,017.

•	Total student enrollments[5] during the first nine months of2017increased by 17.3% year-over-year to 94,553.

•	Total student enrollments in kid education programs during the first nine months of 2017 increased by 328.9% year-over-year to 6,309.

1 excluding course enrollments in kid education programs

2 excluding student enrollments in kid education programs

3 excluding learning centers that are for kid education programs only

4 excluding course enrollments in kid education programs

5 excluding student enrollments in kid education programs

Mr. Shaoyun Han, Chairman and Chief Executive Officer of Tarena, said, “We are pleased to see dynamic growth in net revenues and student enrollments this quarter. All our business lines performed well during the third quarter, and net revenues in the quarter recorded RMB568.2 million, reaching almost the high end of our guidance. Our key revenue driver, professional education business showed 17.5% year-over-year enrollment growth, mainly driven by the capacity expansion and diversified course offerings. During the quarter, we entered into 5 new cities and added a net of 8 learning centers to broaden our market reach. As planned, Tarena successfully piloted an exciting IT course named Python in the quarter to meet the growing market demand for artificial intelligence and big data talents, which is a new addition to our existing diversified course offerings. While we explored cooperation opportunities with universities and colleges to further strengthen our branding on campus, more students started to enroll in joint major programs this September. We are achieving our mission of improving careers and changing lives of China’s youngsters with the most innovative education services and higher quality education experience. Our new initiatives on modern facilities, upgraded E-learning platform, industry-leading curriculum development system as well as deepened university cooperation are distinguishing us in the marketplace.”

“More importantly, we are also proud to report that our new business line kid education programs continued robust momentum, growing by 582.5% year over year, or by 108.1% quarter on quarter in the third quarter of 2017. Through extensive sales and marketing activities and shared teaching facilities with professional education business, Tarena was able to quickly capture strong growth momentum in China’s kid education market. Along with the policies to encourage primary and middle schools to introduce computer science courses into curriculum system and the increasing awareness of computer science education among Chinese families, kid education business was extended into 21 cities and had 24 separate centers and more than 20 shared centers nationwide with improving student retention by the end of third quarter 2017. Total number of kid student enrollment more than tripled for the first nine months of 2017. Looking ahead, we believe our growth strategy will strengthen the solid foundation for our long-term growth.” Mr. Han continued.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer added, “As mentioned earlier, our continued investment into network expansion, new course development, as well as kid education programs ramp-up may affect the overall margin level in short term, as a result of lower utilization of teaching facilities and higher operational cost. During this quarter, we started to optimize lease areas in underperforming centers. Total seat capacity increased by 15.5% year over year this quarter which remained at a relatively healthy level. With more scientific allocation of teaching and marketing resources, we will put a balance between expansion and operational efficiency. Though our kid education business is still at a fast growing stage and has not reached maturity level, we expect to see more and more kid education centers reaching to normalized utilization gradually in the future. We are confident that Tarena has laid down the right strategies to drive additional revenue and profitability growth and will deliver more sustainable value for our students and shareholders in the long run.”

Third Quarter 2017 Results

Net Revenues

Net revenues increased by 18.1% to RMB568.2 million in the third quarter of 2017, from RMB481.0 million in the same period in 2016. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments6 in the third quarter of 2017 increased by 9.9% to 32,526 from 29,586 in the same period in 2016, which was mainly driven by the expansion in seat capacity and the popularity of our course offerings. The number of our course offerings increased to 20 from 17 in the third quarter, while the total seat capacity in our learning centers increased by 15.5% to 58,066 as of September 30,2017 from 50,270 as of September 30, 2016 to cater to the increased demand for our courses.

Beginning in the third quarter of 2017, we raised the standard tuition fees on most of our courses by RMB1,000 to RMB 2000 per course. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 78%/22% and 84%/16% in the third quarter of 2017 and 2016, respectively.

Cost of Revenues

Cost of revenues increased by 30.9% to RMB158.2 million in the third quarter of 2017, from RMB120.9 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for the growing number of learning centers.

Gross Profit and Gross Margin

Gross profit increased by 13.9% to RMB410.0 million in the third quarter of 2017, from RMB360.1 million in the same period in 2016. Gross margin was 72.2% in the third quarter of 2017, compared with 74.9% in the same period in 2016.The decrease in gross margin was mainly due to expansion of our center network. Our overall center utilization rate7 in the third quarter of 2017 was 73.7%, compared with 77.1% in the same period in 2016.

Operating Expenses

Total operating expenses increased by 28.1% to RMB315.5 million in the third quarter of 2017, from RMB246.3 million in the same period in 2016. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 26.3% to RMB295.5 million in the third quarter of 2017, from RMB234.0 million in the same period in 2016. Total share-based compensation expenses allocated to the related operating expenses increased by 62.7% to RMB20.0 million in the third quarter of 2017, from RMB12.3 million in the same period in 2016.

6 excluding course enrollments in kid education programs

7 excluding kid education program

Selling and marketing expenses increased by 26.9% to RMB190.0 million in the third quarter of 2017, from RMB149.7 million in the same period in 2016. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 21.4% to RMB96.8 million in the third quarter of 2017, from RMB79.8 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 15.9% to RMB80.7 million, from RMB69.6 million in the same period in 2016.

Research and development expenses increased by 70.6% to RMB28.7 million in the third quarter of 2017, from RMB16.8 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors and teaching assistants allocated to their system and content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income was RMB94.5 million for the third quarter of 2017, compared to RMB113.8 million in the same period in 2016. Operating margin was 16.6% in the third quarter of 2017, compared to 23.7% in the same period in 2016. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB114.8 million, compared to RMB127.1 million in the same period in 2016. Non-GAAP operating margin was 20.2% in the third quarter of 2017, compared to 26.4% in the same period in 2016.

Interest Income

Interest income was RMB5.1 million in the third quarter of 2017, compared to RMB4.3 million in the same period in 2016. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in interest income was primarily due to higher bank deposits, as well as higher tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Gain (Loss)

Foreign exchange loss was RMB2.1 million in the third quarter of 2017, compared to RMB1.3 million foreign exchange gain in the same period in 2016. The loss was mainly attributable to the appreciation of China’s RMB against U.S. Dollar as the Company had converted its offshore bank deposits previously in RMB into US dollars in May 2016.

Income Tax Expense

The Company recorded an income tax expense of RMB6.8 million in the third quarter of 2017, compared to RMB4.7 million in the same period in 2016. The change was mainly due to lower percentage of taxable income from certain subsidiaries with preferential tax rates.

Net Income

As a result of the foregoing, net income was RMB97.0 million in the third quarter of 2017, compared to RMB120.3 million in the same period in 2016. Non-GAAP net income, which excluded share-based compensation expenses, was RMB117.3 million, compared to a non-GAAP net income of RMB133.6 million in the same period in 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS in the third quarter of 2017 were RMB1.69 and RMB1.62, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB2.04 and RMB1.96, respectively.

Cash Flow

Net cash inflow from operating activities for the third quarter of 2017 was RMB38.2 million, compared to RMB245.4 million in the same period in 2016. The change was mainly due to lower net income in the third quarter of 2017 and longer credit granting and tuition payment procedures from third party financing institutions for students. Capital expenditures for the quarter were RMB50.1 million.

Shares Issued and Outstanding

As of September 30, 2017, the Company had 49,452,343 Class A and 7,206,059 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

First Nine Months 2017 Results

Net Revenues

Net revenues increased by 21.6% to RMB1,356.8 million for the first nine months of 2017, from RMB1,115.6 million in the same period in 2016. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments8 during the first nine months of 2017 increased by 14.3% year-over-year to 85,017, which was mainly driven by the expansion in seat capacity and the popularity of our course offerings.

Cost of Revenues

Cost of revenues grew by 31.9% to RMB429.6 million in the first nine months of2017, from RMB325.7 million in the same period in 2016. Along with the business expansion, the increase in cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 17.4% to RMB927.2 million in the first nine months of 2017, from RMB789.9 million in the same period in 2016. Gross margin was 68.3% for the first nine months of 2017, compared to 70.8% in the same period in 2016. The decrease in gross margin was mainly due to expansion of our center network.

Operating Expenses

Total operating expenses increased by 26.7% to RMB830.9million in the first nine months of 2017, from RMB656.0 million in the same period in 2016. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 27.1% to RMB781.0 million in the first nine months of 2017, from RMB614.5 million in the same period in 2016. Total share-based compensation expenses allocated to the related operating expenses increased by 20.1% to RMB49.9 million in the first nine months of 2017, from RMB41.5 million in the same period in 2016.

Selling and marketing expenses increased by 26.8% to RMB493.5 million in the first nine months of 2017, from RMB389.0 million in the same period in 2016. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 21.0% to RMB269.8 million in the first nine months of 2017, from RMB222.9 million in the same period in 2016. The increase was mainly due to an increase in compensation cost for our increased number of general and administrative personnel to support our growing operations and an increase in share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 21.9% to RMB229.1 million, from RMB187.9 million in the same period in 2016.

Research and development expenses increased by 53.4% to RMB67.6 million in the first nine months of 2017, from RMB44.1 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors and teaching assistants allocated to their system and content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income was RMB96.3 million in the first nine months of 2017, compared to RMB133.9 million in the same period in 2016. Operating margin was 7.1%in the first nine months of 2017, compared to 12.0% in the same period in 2016. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB147.0 million in the first nine months of 2017, compared to RMB177.7 million in the same period in 2016. Non-GAAP operating margin was 10.8 %in the first nine months of 2017, compared to 15.9% in the same period in 2016.

Interest Income

Interest income was RMB13.5 million in the first nine months of 2017, compared to RMB18.6 million in the same period in 2016. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in the first nine months of 2017 was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students in the first half of 2017.

Foreign Exchange Gain (Loss)

Foreign exchange loss was RMB4.4 million in the first nine months of 2017, compared to RMB2.5 million foreign exchange loss in the same period in 2016. The loss was mainly attributable to the appreciation of China’s RMB against U.S. Dollar as the Company had converted its offshore bank deposits previously in RMB into US dollars in May 2016.

8 excluding course enrollments in kid education programs

Income Tax Expense

Income tax expense was RMB13.1 million in the first nine months of 2017, compared to RMB8.9million in the same period in 2016. The change was mainly due to lower percentage of taxable income from certain subsidiaries with preferential tax rates.

Net Income

As a result of the foregoing, net income was RMB110.2 million in the first nine months of 2017, compared to RMB139.1 million in the same period in 2016. Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, was RMB160.9 million, compared to RMB195.8 million in the same period in 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB1.93 and RMB1.84 respectively in the first nine months of 2017. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB2.82 and RMB2.69, respectively.

Business Outlook

Based on the Company's current estimates, total net revenues for the fourth quarter of 2017 are expected to be between RMB590.0 million and RMB610.0 million, representing an increase of 27.1% to 31.5% on a year-over-year basis.

The Company also expects its total net revenues guidance for the full year of 2017 to be between RMB1,920.0 million and RMB2,000.0 million, representing an increase of 21.5% to 26.6% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third quarter ended September 30, 2017 at 8:00PM U.S. Eastern Time on Monday, November 20, 2017 (9:00AM Beijing Time on Tuesday, November 21, 2017).

The dial-in details for the live conference call are as follows:

United States/Canada: 866 548 4713

Hong Kong: 800 961 105

China Mainland: 400 120 9101

Singapore: 800 186 5107

Taiwan: +886 (0)2 8793 3223

United Kingdom: 800 358 6377

International: +1 323 794 2093

Conference ID: 5255804

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through November 27, 2017. The dial-in details for the replay are:

United States: 888 203 1112

Hong Kong: 800 901 108

China Mainland: 400 120 1651

Singapore:+65 6517 0784

Taiwan: 00 801 126 971

United Kingdom: 0 808 101 1153

Conference ID:5255804

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in twelve IT subjects and three non-IT subjects. Tarena also offers three kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 475,000 students, cooperated with more than 772 universities and colleges and placed students with approximately 124,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	September 30	December 31
	2017	2016
	RMB	RMB

ASSETS
Current assets:
Cash	863,422	810,672
Time deposits	285,309	416,724
Accounts receivable, net of allowance for doubtful accounts	114,960	97,374
Amounts due from a related party	105	—
Prepaid expenses and other current assets	205,045	126,088
Total current assets	1,468,841	1,450,858
Time deposits	501	58,667
Accounts receivable, net of allowance for doubtful accounts	4,189	1,176
Property and equipment, net	501,031	437,337
Goodwill	3,365	3,365
Long-term investments	101,977	41,760
Other non-current assets	120,233	91,849
Total assets	2,200,137	2,085,012

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Accounts payable	15,580	4,502
Amounts due to a related party	—	79
Income taxes payable	105,708	91,240
Deferred revenue	326,576	266,061
Accrued expenses and other current liabilities	145,268	117,867
Total current liabilities	593,132	479,749
Other non-current liabilities	4,979	7,043
Total liabilities	598,111	486,792

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	326	302
Class B ordinary shares	74	86
Treasury stock(a)	(206,215)	(93,761)
Additional paid-in capital	1,066,896	995,216
Accumulated other comprehensive income	55,643	58,204
Retained earnings	685,302	638,173
Total shareholders’ equity	1,602,026	1,598,220
Total liabilities and shareholders’ equity	2,200,137	2,085,012

Note:

(a)	On August 21, 2017, the board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$30 million of its shares over the next 12 months.

According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Tarena's board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing cash balance.

As of September 30, 2017, the Company repurchased 1,221,550 Class A ordinary shares from the open market with the consideration of US$17.1 million (RMB 112,454,061).

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
Net revenues	568,226	480,959	1,356,807	1,115,566
Cost of revenues(a)	(158,246)	(120,856)	(429,590)	(325,675)
Gross profit	409,980	360,103	927,217	789,891
Selling and marketing expenses(a)	(190,002)	(149,722)	(493,465)	(389,035)
General and administrative expenses(a)	(96,847)	(79,774)	(269,845)	(222,923)
Research and development expenses(a)	(28,670)	(16,807)	(67,605)	(44,063)
Operating income	94,461	113,800	96,302	133,870
Interest income	5,101	4,252	13,482	18,612
Other income	6,295	5,721	17,980	10,899
Gain(Loss) from fair value change of foreign currency forward	-	-	-	(12,898)
Foreign exchange loss	(2,130)	1,264	(4,462)	(2,481)
Income before income taxes	103,727	125,037	123,302	148,002
Income tax expense	(6,762)	(4,739)	(13,086)	(8,881)
Net income	96,965	120,298	110,216	139,121
Net income attributable to Class A and Class B ordinary shareholders	96,965	120,298	110,216	139,121

Net income per Class A and Class B ordinary share:
Basic	1.69	2.16	1.93	2.51
Diluted	1.62	2.05	1.84	2.37
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	57,433,015	55,722,319	57,042,450	55,393,174
Diluted	59,719,589	58,649,835	59,792,579	58,673,904

Net income	96,965	120,298	110,216	139,121
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(5,915)	2,358	(12,311)	11,791
Unrealized gain on available for sale securities, net of RMB905 (RMB2,424 for the nine months in 2017) income taxes	5,129	208	23,488	208
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of RMB905 (RMB2,424 for the nine months in 2017) income taxes	(5,129)	-	(13,738)	-
Comprehensive income	91,050	122,864	107,655	151,120

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended September 30		For the Nine months Ended September 30
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
Cost of revenues	345	1,017	811	2,281
Selling and marketing expenses	1,247	971	2,623	3,038
General and administrative expenses	16,176	10,180	40,721	34,987
Research and development expenses	2,568	1,137	6,524	3,507

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
GAAP Cost of revenues	158,246	120,856	429,590	325,675
Share-based compensation expense in cost of revenues	345	1,017	811	2,281
Non-GAAP Cost of revenues	157,901	119,839	428,779	323,394

GAAP Selling and marketing expenses	190,002	149,722	493,465	389,035
Share-based compensation expense in selling and marketing expenses	1,247	971	2,623	3,038
Non-GAAP Selling and marketing expenses	188,755	148,751	490,842	385,997

GAAP General and administrative expenses	96,847	79,774	269,845	222,923
Share-based compensation expense in general and administrative expenses	16,176	10,180	40,721	34,987
Non-GAAP General and administrative expenses	80,671	69,594	229,124	187,936

GAAP Research and development expenses	28,670	16,807	67,605	44,063
Share-based compensation expense in research and development expenses	2,568	1,137	6,524	3,507
Non-GAAP Research and development expenses	26,102	15,670	61,081	40,556

Operating income	94,461	113,800	96,302	133,870
Share-based compensation expenses	20,336	13,305	50,679	43,813
Non-GAAP Operating income	114,797	127,105	146,981	177,683

Net income	96,965	120,298	110,216	139,121
Share-based compensation expenses	20,336	13,305	50,679	43,813
Loss on foreign currency forward contract	—	—	—	12,898
Non-GAAP Net income	117,301	133,603	160,895	195,832
Non-GAAP net income attributable to Class A and Class B ordinary shareholders	117,301	133,603	160,895	195,832

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	2.04	2.40	2.82	3.54
Diluted	1.96	2.28	2.69	3.34
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	57,433,015	55,722,319	57,042,450	55,393,174
Diluted	59,719,589	58,649,835	59,792,579	58,673,904

Notes:

(a)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b)	There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the third quarter and the first nine months ended September 30, 2017 and 2016.